UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

SpringBig Holdings, Inc.
(Name of Issuer)

Common stock, par value $0.0001 per share
(Title of Class of Securities)

85021Q 108
(CUSIP Number)

Jeffrey Harris
621 NW 53rd Street, Ste. 260
Boca Raton, Florida, 33487
Tel: (800) 772-9172
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 14, 2022
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 85021Q 108

1	NAMES OF REPORTING PERSONS
Jeffrey Harris(1)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐
Not applicable

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
499,134

	8	SHARED VOTING POWER
4,743,120

	9	SOLE DISPOSITIVE POWER
499,134

	10	SHARED DISPOSITIVE POWER
4,743,120

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,242,254

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
20.3%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)
This Schedule 13D is filed by Jeffrey Harris (“Mr. Harris”) and Medici Holdings V, Inc. (“Medici Holdings”, and together with Mr. Harris, the “Reporting Persons” and each a “Reporting Person”). Medici Holdings is an estate planning vehicle through which Mr. Harris shares ownership with family members of Mr. Harris and for which Mr. Harris may be deemed to have investment discretion and voting power.

(2)
Percentage ownership calculation is based on 25,290,270 shares of common stock of the Issuer outstanding as of June 14, 2022, as reported in the Current Report on Form 8-K of the Issuer filed on June 21, 2022 and 489,134 Common Shares issuable upon the exercise of options by Mr. Harris.

1	NAMES OF REPORTING PERSONS
Medici Holdings V, Inc.(1)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐
Not applicable

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Florida, United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
4,743,120

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
4,743,120

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,743,120

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
18.7%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1)
This Schedule 13D is filed by Jeffrey Harris (“Mr. Harris”) and Medici Holdings V, Inc. (“Medici Holdings”, and together with Mr. Harris, the “Reporting Persons” and each a “Reporting Person”). Medici Holdings is an estate planning vehicle through which Mr. Harris shares ownership with family members of Mr. Harris and for which Mr. Harris may be deemed to have investment discretion and voting power.

(2)
Percentage ownership calculation is based on 25,290,270 shares of common stock of the Issuer outstanding as of June 14, 2022, as reported in the Current Report on Form 8-K of the Issuer filed on June 21, 2022.

Item 1.	Security and Issuer.

This Schedule 13D relates to the common stock, par value $0.0001 per share (the “Common Stock”), of SpringBig Holdings, Inc. (the “Issuer”). The Issuer’s principal executive office is located at 621 NW 53rd Street, Suite 260, Boca Raton, FL 33487.

Item 2.	Identity and Background

(a)         This Schedule 13D is filed by (i) Jeffrey Harris, an individual (“Mr. Harris”), and (ii) Medici Holdings V, Inc., a Florida corporation (“Medici Holdings” and, together with Mr. Harris, the “Reporting Persons” and each a “Reporting Person”).

(b)          The business address of each of the Reporting Persons is c/o SpringBig Holdings, Inc., 621 NW 53rd Street, Suite 260, Boca Raton, FL 33487.

(c)          Mr. Harris is the Chief Executive Officer and a member, as well as the chairman, of the Board of Directors of the Issuer.

(d)–(e)  During the last five years, neither Reporting Person has been (1) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)          Mr. Harris is a citizen of the United States. Medici Holdings is a Florida corporation.

Item 3.	Source and Amount of Funds or Other Consideration

On June 14, 2022 (the “Closing Date”), the Issuer (formerly known as Tuatara Capital Acquisition Corporation (“Tuatara”)) consummated the previously announced business combination (the “Business Combination”) of Tuatara and SpringBig, Inc., a Delaware corporation (“SpringBig”), pursuant to that certain Amended and Restated Agreement and Plan of Merger, dated as of April 14, 2022, as amended by the Amendment No. 1 to the Amended and Restated Agreement and Plan of Merger, dated as of May 4, 2022 (the “Merger Agreement”), by and among Tuatara, HighJump Merger Sub, Inc., a Delaware corporation and a wholly owned direct subsidiary of Tuatara, and SpringBig.

In connection with the consummation of the Business Combination, (i) Mr. Harris acquired 10,000 shares of Common Stock issued by Tuatara pursuant to a subscription to acquire shares of the Issuer through a private placement (PIPE), (ii) Mr. Harris acquired the right to receive 489,134 shares of Common Stock underlying fully vested stock options in exchange for options of SpringBig, Inc. held by Mr. Harris prior to the Business Combination, and (iii) Medici Holdings received 4,743,120 shares of Common Stock in exchange for shares of SpringBig, Inc. held by Medici Holdings prior to the Business Combination.

Item 4.	Purpose of Transaction

The information furnished in Item 3 is incorporated into this Item 4 by reference. Mr. Harris has acquired, and holds, the shares of Common Stock in connection with his position as the Chief Executive Officer and founder of SpringBig, Inc. (and Medici Holdings acquired and holds shares of Common Stock as an estate planning vehicle through which Mr. Harris shares ownership with family members of Mr. Harris) and the Business Combination. From time to time, Mr. Harris may acquire beneficial ownership of additional shares of Issuer Common Stock as compensation, by purchase or otherwise, including (a) pursuant to the vesting or exercise of outstanding stock options or restricted stock units currently owned by the Reporting Person or (b) upon receipt from the Issuer of future compensatory equity incentive awards for which the Reporting Person qualifies, including, but not limited to, awards of Issuer Common Stock, options to purchase shares of Issuer Common Stock, and restricted stock units for Issuer Common Stock. In addition, from time to time, the Reporting Persons may determine to dispose of all or a portion of the shares of Issuer Common Stock which are beneficially owned by the Reporting Person and over which the Reporting Person has investment power.

Other than as described above in this Item 4 and Item 6, the Reporting Person does not have any present plans or proposals that relate to, or would result in, any actions or events specified in clauses (a) through (j) of Item 4 to Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a) – (b) As of the date hereof, Mr. Harris beneficially owns 5,242,254 shares of Common Stock, which represents approximately 20.3% of the Common Stock issued and outstanding. This beneficial ownership consists of (a) 10,000 shares of Common Stock owned outright, (b) 4,743,120 shares held by Medici Holdings, and (c) 489,134 shares of Common Stock underlying fully vested stock options.  With respect to Mr. Harris, the ownership percentage reported is based on a denominator that is the sum of (i) 25,290,270 shares of common stock of the Issuer outstanding as of June 14, 2022, as reported in the Current Report on Form 8-K of the Issuer filed on June 21, 2022, and (ii) 489,134 Common Shares issuable upon the exercise of options by Mr. Harris.

As of the date hereof, Medici Holdings beneficially owns 4,743,120 shares of Common Stock, which represents approximately 18.7% of the Common Stock issued and outstanding, based on 25,290,270 shares of common stock of the Issuer outstanding as of June 14, 2022, as reported in the Current Report on Form 8-K of the Issuer filed on June 21, 2022.

(c)         Other than the acquisition of the shares as reported herein, each Reporting Person has not affected any transactions in the shares of the Issuer during the past 60 days.

(d)          To the best knowledge of each Reporting Person, no person other than such Reporting Person has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of any of the shares of Common Stock reported in Item 5(a).

(e)          Not applicable.

Item 6.	Contracts, Arrangements, Understandings Or Relationships With Respect To Securities Of The Issuer.

The information furnished in Item 3 is incorporated into this Item 6 by reference.

Amended and Restated Registration Rights Agreement

On the Closing Date, in connection with the Business Combination, the Issuer entered into an amended and restated registration rights agreement (the “A&R Registration Rights Agreement”) with TCAC Sponsor, LLC, a Delaware limited liability company (“Sponsor”), and certain other investors (including Mr. Harris and Medici Holdings), providing that Sponsor and such other investors are able to make a written demand for registration under the Securities Act of 1933, as amended of all or a portion of their registrable securities, subject to a maximum of three (3) such demand registrations for Sponsor and four (4) such demand registrations for the other investors thereto, in each case so long as such demand includes a number of registrable securities with a total offering price in excess of $10 million. Any such demand may be in the form of an underwritten offering, it being understood that the Issuer will not be able to conduct more than two underwritten offerings where the expected aggregate proceeds are less than $25 million but in excess of $10 million in any 12-month period. In addition, the holders of registrable securities have “piggy-back” registration rights under the A&R Registration Rights Agreement to include their securities in certain other registration statements filed by us subsequent to the Closing. The Issuer has also agreed to file within 30 days of the Closing Date a resale shelf registration statement covering the resale of all registrable securities. The foregoing summary of the A&R Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the form of A&R Registration Rights Agreement, which is filed as an exhibit hereto and incorporated by reference herein.

Employment Agreement

An employment agreement pursuant to which Mr. Harris became CEO of the Issuer effective as of the Closing. Pursuant to his employment agreement, Mr. Harris will receive an annual salary of $450,000, will be eligible for a target cash incentive opportunity of up to 137.50% of his annual base salary, and will be eligible to receive equity incentive awards under Issuer’s long-term incentive plan as in effect from time to time. If Mr. Harris’s employment is terminated by the Issuer without Cause (as defined in the employment agreement), other than as a result of his death or disability, Mr. Harris will be entitled to receive: any annual salary then in effect, earned but unpaid as of the termination date (“Earned Salary”), and subject to the Issuer’s receipt from Mr. Harris of a release of any claims against the Issuer, (i) if the termination is in connection with a “change in control” (as defined in the employment agreement), an amount equal to the sum of (A) his annual salary and (B) his target annual cash incentive, plus accelerated and continued vesting of certain equity awards; or (ii) if the termination is not in connection with a change in control, an amount equal to the sum of (A) his annual salary and (B) a prorated portion of his annual cash incentive, plus accelerated and continued vesting of certain equity awards which are then-outstanding and unvested. If Mr. Harris’s employment is terminated by the Issuer with Cause, by Mr. Harris for any reason at any time, as a result of Mr. Harris’s death, or for any reason other than by the Issuer without Cause, Mr. Harris will receive only the Earned Salary. The foregoing summary of the employment agreement does not purport to be complete and is qualified in its entirety by reference to the form of employment agreement, which is filed as an exhibit hereto and incorporated by reference herein.

Voting and Support Agreement

Concurrently with the execution of the Merger Agreement, certain shareholders and optionholders of SpringBig, Inc., including Mr. Harris and Medici Holdings, among others (collectively, the “Supporting Holders”), entered into support agreements (collectively, the “Support Agreements”) with Tuatara and SpringBig, Inc., pursuant to which the Supporting Holders agreed to, among other things, (i) to the extent applicable, vote in favor of the Merger Agreement and the transactions contemplated thereby, (ii) be bound to a lockup with respect to ownership of certain shares of the Issuer, and (iii) be bound by certain other covenants and agreements related to the Business Combination. Pursuant to these Support Agreements, Mr. Harris and Medici Holdings agreed to lock up certain of the shares held in the Issuer for a period of 6-12 months. The foregoing summary of the Support Agreement does not purport to be complete and is qualified in its entirety by reference to the form of support agreement, which is filed as an exhibit hereto and incorporated by reference herein.

Item 7.	Material To Be Filed As Exhibits.

A.	Joint Filing Agreement
B.
Amended and Restated Registration Rights Agreement, dated June 14, 2022, by and among New SpringBig, the Sponsor and other holders party thereto (incorporated by reference to the Issuer’s Form 8-K filed on June 21, 2022)

C.	Executive Employment Agreement, dated November 8, 2021 by and between SpringBig and Jeffrey Harris (incorporated by reference to the Issuer’s Form 8-K filed on June 21, 2022)
B.	Form of Support Agreement (incorporated by reference to the Issuer’s Form 8-K filed on November 9, 2021)

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 24, 2022

By:	/s/ Jeffrey Harris
Jeffrey Harris

Medici Holdings V, Inc.

BY:	Jeffrey Harris
ITS:	President

By:	/s/ Jeffrey Harris